Exhibit 12

Meritor, Inc.
Computation of Ratio of Earnings to Fixed Charges
Nine Months Ended June 30, 2017
(Amounts in millions, except the ratio)

Earnings Available for Fixed Charges (A):

Pre-tax income from continuing operations	$121

Add:
Distributed income of affiliates	25

Less:
Equity in earnings of affiliates	(32)
114
Add: fixed charges included in earnings:
Interest expense	65
Interest element of rentals	4
Total	69

Total earnings available for fixed charges:	$183

Fixed Charges (B):
Fixed charges included in earnings	$69
Capitalized interest	—
Total fixed charges	$69

Ratio of Earnings to Fixed Charges	2.65

(A) “Earnings” are defined as pre-tax income from continuing operations, adjusted for minority earnings and share of income from equity investees and fixed charges excluding capitalized interest.

(B) “Fixed charges” are defined as interest on borrowings (whether expensed or capitalized), the portion of rental expense applicable to interest, and amortization of debt issuance costs.